Sub-Item 77C: Submission of matters to a vote of security holders

The annual meeting of stockholders of JF China Region Fund, Inc. (the "Fund") was held on May 13, 2004 (1) to consider the election of two directors of the Fund, one to hold office for a term of three years as a Class II director and the other to hold office for a term of one year as a Class
I director, or until their successors shall have been elected and qualified; and (2) to consider and act upon a proposal to approve a change in the Fund's fundamental policies to permit the Fund to borrow up to 20% of the Fund's net assets (not including the amount borrowed) for investment purposes. The current board of Directors consists of the following members: The Rt. Hon. The Earl of Cromer, Alexander Reid Hamilton, and Julian M.I. Reid.
The voting at the annual meeting was as follows:

PROPOSAL
ELECTION OF DIRECTORS
                           FOR                ABSTAIN
A. Douglas Eu         3,126,637.0280        97,542.3570

Simon J. Crinage      3,126,534.0060        97,645.3790


PROPOSAL
TO AMEND THE FUND'S INVESTMENT POLICIES

        FOR       1,034,859.3990
      AGAINST       386,219.2200
      ABSTAIN       241,098.8160
      NO VOTE     1,562,002.0000